SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Relevant Fact” dated on August 26, 2009.

August 26, 2009 (1 page)

For further information, please contact:

Norair Ferreira do Carmo
Telesp, São Paulo, Brazil
Tel.: +55 (11) 3549-7200
Fax: +55 (11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – August 26, 2009) Telecomunicações de São Paulo S.A. – TELESP (NYSE: TSP; BOVESPA: TLPP) in accordance to CVM’s Instruction 358, of January 03, 2002, publicly announces that the Company was notified today, through the Official Letter# 1272/2009, that the Director Council of Agência Nacional de Telecomunicações (Anatel) released the Decision# 5.903/2009-CD, which enabled the sales of the Multimedia Communication Service, offered as “Serviço Speedy”.

Following this, Telesp announces that will reestablish Serviço Speedy sales as of August 27, 2009.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 26, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director